UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     001-35070

Boston Private Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Ten Post Office Square, Boston, MA 02109, (617) 912-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depository Shares Each Representing a 1/40th Interest in a Share of 6.95% Non-Cumulative Perpetual Preferred Stock, Series D

(Title of each class of securities covered by this Form)

Common Stock
Warrants to Purchase Shares of Common Stock, and Underlying Shares of Common Stock, Par Value $1.00 Per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	x
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	x
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: None

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunder duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

Date: June 25, 2018	By:	/S/ STEVEN M. GAVEN
	Name:	Steven M. Gaven
	Title:	Executive Vice President, Chief Financial Officer